UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2022

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of a letter dated January 3, 2022 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION Buenos Aires, January 3, 2022 Comisión Nacional de Valores

Re.: Telecom Argentina S.A. –

Relevant Matter

Dear Sirs,

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or “the Company”), located at General Hornos 690, City of Buenos Aires, to inform you that today the Company submitted a proposal for an export credit line for a total amount of up to U.S.$ 23,367,200 (the “Facility”) to the following entities: (i) JPMorgan Chase Bank, N.A., as agent of the facility, initial lender and residual risk guarantor, (ii) JPMorgan Chase Bank, N.A., Buenos Aires branch, as onshore custody agent, and (iii) JPMorgan Chase Bank, NA and Export Development Canada as lead co-organizers, which was accepted on the same date.

The Facility will be guaranteed by the official export credit agency of Canada, Export Development Canada (“EDC”), subject to the terms and conditions established by EDC.

Finally, it is informed that the proceeds of the loans made under the Facility will be used to finance (A) up to 85% of the payments made or to be made by the Company to the Suppliers under the Supply Agreement (as defined in the loan agreement) for eligible goods and services originated outside of Argentina and delivered within the applicable delivery period, (B) up to 50% of the payments made or to be made by the Company to the Suppliers under the Supply Agreement for goods and services originated in Argentina and subject to certain limits and conditions established by EDC, and (C) the payment of the applicable premium due to EDC in respect of such loan.

Sincerely,

Telecom Argentina S.A.

/s/ Luis Fernando Rial Ubago
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	January 3, 2022	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations